COMMENTS RECEIVED ON 03/16/2022

FROM DANIEL GREENSPAN

FIDELITY INVESTMENT TRUST (File Nos. 002-90649 and 811-04008)

Fidelity SAI Sustainable Emerging Markets Equity Fund, Fidelity SAI Sustainable International Equity Fund

POST-EFFECTIVE AMENDMENT NO. 193

FIDELITY SUMMER STREET TRUST (File Nos. 002-58542 and 811-02737)

Fidelity SAI Sustainable Future Fund, Fidelity SAI Sustainable Sector Fund, Fidelity SAI Sustainable U.S. Equity Fund

POST-EFFECTIVE AMENDMENT NO. 199

1)

C:    The Staff requests we respond to these comments no later than five business days before the filing is scheduled to become effective automatically. If this isn’t possible, the Staff requests we file to delay an amendment under 485(b).

R:

We will make reasonable efforts to respond to comments within the requested timeframe.

2)

C:    The Staff requests we fill in all blanks, brackets, and otherwise missing information sufficiently in advance of effectiveness for review.

R:

We will make reasonable efforts to provide the requested information that the registrant believes is material for review purposes sufficiently in advance of effectiveness.

3)

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we provide the fees and expenses sufficiently in advance of effectiveness for review.

R:

Please see the attached completed information.

4)

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we provide the example sufficiently in advance of effectiveness for review.

R:

Please see the attached completed information.

5)

All funds

“Cover”

“Offered exclusively to certain clients of the Adviser or its affiliates — not available for sale to the general public. Fidelity SAI is a product name of Fidelity® funds dedicated to certain programs affiliated with Strategic Advisers LLC.”

C:

The Staff requests we explain here who Strategic Advisers LLC is and its relationship to the registrant.

R:

We will modify the disclosure on the front cover to make clear that Strategic Advisers LLC is an affiliate of the Adviser, as follows:

“Offered exclusively to certain clients of the Adviser, or its affiliates, including Strategic Advisers LLC (SAI) — not available for sale to the general public. Fidelity SAI is a product name of Fidelity® funds dedicated to certain programs affiliated with ~~Strategic Advisers LLC~~ SAI.”

6)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

Example from SAI Sustainable Future Fund:

“Normally investing at least 80% of assets in securities of issuers that Fidelity Management & Research Company LLC (FMR) (the Adviser) believes have proven or improving sustainability practices based on an evaluation of such issuers’ individual environmental, social, and governance (ESG) profile. In general, the Adviser favors those issuers it believes are well positioned to continue to improve their ESG profile in the future.”

C:

The Staff requests we define “sustainability” and its relationship to ESG.

R:

We believe our disclosure defines sustainability and its relationship to ESG. We therefore decline to modify the disclosure.

7)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

Example from SAI Sustainable Future Fund:

“Normally investing at least 80% of assets in securities of issuers that Fidelity Management & Research Company LLC (FMR) (the Adviser) believes have proven or improving sustainability practices based on an evaluation of such issuers’ individual environmental, social, and governance (ESG) profile. In general, the Adviser favors those issuers it believes are well positioned to continue to improve their ESG profile in the future.”

C:

The Staff requests we explain what is meant by “proven” and what the criteria are to determine if an issuer has “proven or improving sustainability practices.”

R:

We believe the disclosure under “Principal Investment Strategies” in the “Fund Summary” section clearly discloses the criteria FMR uses to determine whether an issuer has “proven or improving sustainability practices.” FMR’s proprietary ESG ratings process is used to evaluate the current state of a company’s sustainability practices using a data-driven framework that includes both proprietary and third-party data, and also provide a qualitative forward looking assessment of a company’s sustainability outlook provided by FMR’s fundamental research analysts and ESG team. In addition, FMR’s ESG ratings are derived from multiple factors which are weighted based on how material FMR believes each factor is to a company’s financial outlook, and not all factors may be applicable to all companies. We believe that FMR’s ESG ratings process appropriately defines the criteria used to determine if an issuer has “proven or improving sustainability practices.”

8)

Fidelity SAI Sustainable Future Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in securities of issuers that Fidelity Management & Research Company LLC (FMR) (the Adviser) believes have proven or improving sustainability practices based on an evaluation of such issuers’ individual environmental, social, and governance (ESG) profile. In general, the Adviser favors those issuers it believes are well positioned to continue to improve their ESG profile in the future.”

C:

The Staff request we clarify what the underlined language above means. For example, could ESG practices be poor but improving?

R:

Pursuant to FMR’s proprietary ESG ratings process, an issuer whose ESG rating is considered “poor” would not meet the criteria for inclusion in the fund’s 80% test. To provide more clarity, we will revise the disclosure as follows:

“Normally investing at least 80% of assets in securities of issuers that Fidelity Management & Research Company LLC (FMR) (the Adviser) believes have proven or improving sustainability practices based on an evaluation of such issuers’ individual environmental, social, and governance (ESG) profile. In general, the Adviser favors those issuers it believes are well positioned to ~~continue to~~ further improve their demonstrated ESG profile in the future.”

9)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we explain how financial performance is considered in relation to ESG.

R:

Each fund has an investment objective that is financial performance-oriented (growth of capital, etc.). Each fund seeks to achieve that objective by investing in securities that the Adviser believes have proven or improving sustainability practices. Many factors go into any manager’s decision to buy a particular security, including the security’s performance outlook and its ESG rating, so each decision to buy and sell will be based on its particular facts and circumstances.

10)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“The Adviser’s ESG ratings of issuers are derived from multiple factors, including an issuer’s environmental profile, which may include, but is not limited to, carbon and toxic emissions, water management, waste management, vulnerability to the physical impacts of climate change, and research and investment into products, services, and energies that reduce emissions and/or provide opportunities to achieve a low carbon transition. An assessment of an issuer’s social profile includes, but is not limited to, its approach to diversity and inclusion, human capital management, data privacy, product safety and human rights. With respect to governance, the independence and diversity of an issuer’s board, its compensation practices and board oversight of critical ESG issues are considered as part of the assessment. These factors are weighted based on how material the Adviser believes each factor is to an issuer’s financial outlook, and not all factors may be applicable to all issuers.”

C:

The Staff requests we confirm if this is an exhaustive list. If not, the Staff requests we make the list as comprehensive as possible.

R:

While not exhaustive, we believe the disclosure summarizes the key factors considered by the Adviser in deriving an issuer’s ESG rating.

11)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“The Adviser’s ESG ratings of issuers are derived from multiple factors, including an issuer’s environmental profile, which may include, but is not limited to, carbon and toxic emissions, water management, waste management, vulnerability to the physical impacts of climate change, and research and investment into products, services, and energies that reduce emissions and/or provide opportunities to achieve a low carbon transition. An assessment of an issuer’s social profile includes, but is not limited to, its approach to diversity and inclusion, human capital management, data privacy, product safety and human rights. With respect to governance, the independence and diversity of an issuer’s board, its compensation practices and board oversight of critical ESG issues are considered as part of the assessment. These factors are weighted based on how material the Adviser believes each factor is to an issuer’s financial outlook, and not all factors may be applicable to all issuers.”

C:

The Staff requests we explain what “low carbon transition” means.

R:

We will modify the disclosure in the “Fund Summary – Principal Investment Strategies” section as follows:

“The Adviser’s ESG ratings of issuers are derived from multiple factors, including an issuer's environmental profile, which may include, but is not limited to, carbon and toxic emissions, water management, waste management, vulnerability to the physical impacts of climate change, and research and investment into products, services, and energies that reduce emissions and/or provide opportunities to transition to less carbon-intensive products or operations ~~achieve a low carbon transition~~. An assessment of an issuer’s social profile includes, but is not limited to, its approach to diversity and inclusion, human capital management, data privacy, product safety and human rights. With respect to governance, the independence and diversity of an issuer's board, its compensation practices and board oversight of critical ESG issues are considered as part of the assessment. These factors are weighted based on how material the Adviser believes each factor is to an issuer's financial outlook, and not all factors may be applicable to all issuers.”

12)

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Sustainability Risk. Application of FMR’s ESG ratings process and/or its sustainable investing exclusion criteria may affect the fund’s exposure to certain issuers, sectors, regions, and countries and may affect the fund’s performance depending on whether certain investments are in or out of favor. The criteria related to the fund’s ESG ratings process and/or adherence to its sustainable investing exclusion criteria may result in the fund forgoing opportunities to buy certain securities when it might otherwise be advantageous to do so, or selling securities for ESG reasons when it might be otherwise disadvantageous for it to do so. As a result, the fund’s performance may at times be better or worse than the performance of funds that do not use ESG or sustainability criteria. There are significant differences in interpretations of what it means for an issuer to have positive ESG factors. While the Adviser believes its definitions are reasonable, the portfolio decisions it makes may differ with other investors’ or advisers’ views.”

C:

In the “Principal Investment Risks” section in each “Fund Summary”, the Staff requests we include reference to the risk of reliance on third-party data providers for ESG.

R:

We have modified the existing disclosure under “Sustainability Risk” in “Principal Investment Risks” in the “Fund Summary” section as shown below.

“Sustainability Risk. Application of FMR’s ESG ratings process and/or its sustainable investing exclusion criteria may affect the fund’s exposure to certain issuers, sectors, regions, and countries and may affect the fund’s performance depending on whether certain investments are in or out of favor. The criteria related to the fund’s ESG ratings process and/or adherence to its sustainable investing exclusion criteria may result in the fund forgoing opportunities to buy certain securities when it might otherwise be advantageous to do so, or selling securities for ESG reasons when it might be otherwise disadvantageous for it to do so. As a result, the fund’s performance may at times be better or worse than the performance of funds that do not use ESG or sustainability criteria. There are significant differences in interpretations of what it means for an issuer to have positive ESG factors. While the Adviser believes its definitions are reasonable, the portfolio decisions it makes may differ with other investors’ or advisers’ views. When evaluating an issuer, the Adviser is dependent on information or data obtained through voluntary or third-party reporting that may be incomplete, inaccurate, or unavailable, which could cause the Adviser to incorrectly assess an issuer’s business practices.”

13)

Fidelity SAI Sustainable Future Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Foreign Exposure. Foreign markets can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market.”

C:

The Staff requests we disclose if investing in emerging markets securities is a principal investment risk of the fund.

R:

Although the fund may invest in securities of foreign issuers, investment in emerging markets is not a principal investment risk of the fund. As a result, the fund believes the current risk disclosure is appropriate.

14)

Fidelity SAI Sustainable Future Fund

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The Adviser’s proprietary ESG ratings process is designed to evaluate an issuer’s current and future ESG positioning relative to its peers. The process has two components. One component evaluates the current state of an issuer’s sustainability practices using a data-driven framework that includes proprietary and third-party (such as, CDP, Institutional Shareholder Services, and MSCI) data. Another component involves a qualitative forward-looking assessment of an issuer’s sustainability outlook provided by the Adviser’s fundamental research analysts and ESG team. This qualitative assessment is based on criteria including, but not limited to, the issuer’s public sustainability disclosure, the issuer’s systems and policies regarding sustainability, and issuer engagement on sustainability issues and opportunities.

C:

The Staff requests we refer to “the other” component rather than “another component” since there are only two.

R:

We will make the requested change.

15)

All funds

“Investment Details” (prospectus)

“Principal Investment Strategies”

Example from Fidelity SAI Sustainable Future Fund:

“The fund is not limited to investing in securities of a specific market capitalization and may hold securities of large, medium and/or small capitalization companies.”

Example from Fidelity SAI Sustainable U.S. Equity Fund:

“In buying and selling securities for the fund, in addition to the ESG ratings process, the Adviser also relies on fundamental analysis, which involves a bottom-up assessment of an issuer’s potential for success in light of factors including its financial condition, earnings outlook, strategy, management, industry position, and economic and market conditions.”

C:

The Staff requests we disclose this information in the “Fund Summary” section as well, as applicable.

R:

The Staff has indicated that the prospectus summary section is intended to be a type of “executive summary” of “streamlined disclosure of key mutual fund information” at the front of the prospectus (1998 and 2009 Form N‐1A amendments adopting releases). We believe that we have appropriately summarized the key information about each fund’s use of fundamental analysis in the summary section in accordance with Item 4(a) of Form N‐1A. Accordingly, we do not believe additional disclosure is needed in that section.

16)

Fidelity SAI Sustainable Sector Fund

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The Adviser employs a strategy that applies quantitative portfolio construction and optimization models, designed to capitalize on the Adviser’s proprietary ESG research, to the holdings of an all-cap core sector-based strategy developed using fundamental stock selection. At present these sectors include communication services, consumer discretionary, consumer staples, energy, financials, health care, industrials, information technology, materials, real estate, and utilities. The fund is expected to approximate the sector weightings of a broadly diversified representation of the U.S. stock market.”

C:

The Staff requests we confirm if this is an exhaustive list and, if not, provide the whole list.

R:

This is an exhaustive list of the eleven industry sectors used to classify equity securities by MSCI’s Global Industry Classification Standard (GICS) for use by MSCI and S&P Dow Jones indices.

17)

Fidelity SAI Sustainable Sector Fund

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The Adviser employs a strategy that applies quantitative portfolio construction and optimization models, designed to capitalize on the Adviser’s proprietary ESG research, to the holdings of an all-cap core sector-based strategy developed using fundamental stock selection. At present these sectors include communication services, consumer discretionary, consumer staples, energy, financials, health care, industrials, information technology, materials, real estate, and utilities. The fund is expected to approximate the sector weightings of a broadly diversified representation of the U.S. stock market.”

C:

The Staff requests we disclose how the fund defines “broadly diversified.”

R:

“Broadly diversified” refers to all the sectors used by GICS to classify equity securities for use by MSCI and S&P Dow Jones indices. In order to make the connection between the reference to “broadly diversified” and the sectors more clear, we will revise the disclosure as follows:

“The Adviser employs a strategy that applies quantitative portfolio construction and optimization models, designed to capitalize on the Adviser’s proprietary ESG research, to the holdings of an all-cap core sector-based strategy developed using fundamental stock selection. ~~At present these sectors include communication services, consumer discretionary, consumer staples, energy, financials, health care, industrials, information technology, materials, real estate, and utilities.~~ The fund is expected to approximate the sector weightings of a broadly diversified representation of the U.S. stock market. At present these sectors include communication services, consumer discretionary, consumer staples, energy, financials, health care, industrials, information technology, materials, real estate, and utilities.”

18)

All funds

“Investment Details” (prospectus)

“Sustainable Investing Exclusions”

C:

The Staff requests we disclose the exclusions in each fund’s “Fund Summary” as well.

R:

We have not added the exclusions in the “Fund Summary” section because the Staff has indicated that the prospectus summary section is intended to be a type of “executive summary” of “streamlined disclosure of key mutual fund information” at the front of the prospectus (1998 and 2009 Form N‐1A amendments adopting releases). Instead, we provide the following disclosure in the Fund Summary with a cross-reference to the more detailed disclosure in the Investment Details section:

“Employing sustainable investing exclusion criteria to avoid investments in issuers that are directly engaged in, and/or derive significant revenue from, certain industries. Please see “Fund Basics – Investment Details – Sustainable Investing Exclusions” for additional information.”

19)

All funds

“Investment Details” (prospectus)

“Sustainable Investing Exclusions”

“The implementation of the sustainability strategy (or strategies) is conducted alongside traditional fundamental, bottom-up financial analysis of individual issuers, using traditional fundamental metrics and/or traditional quantitative metrics. The Adviser may also engage in dialogues with the issuer’s management teams to further inform investment decision-making and to foster best corporate governance practices using its fundamental and sustainability analysis. In addition, a fund may invest in an issuer prior to completion of the sustainability analysis or without engaging with the issuer’s management.”

C:

The Staff requests we disclose the underlined information in each fund’s “Fund Summary”. Also, supplementally explain how an investment where each fund invests prior to completion works in relation to the 80% test.

R:

Securities for which the sustainability analysis has not been completed at time of investment will not count towards each fund’s 80% bucket. If such a security subsequently attains an appropriate ESG rating, it would then count towards each fund’s 80% test. We respectfully decline to include the underlined disclosure in the “Fund Summary” section because the Staff has indicated that the prospectus summary section is intended to be a type of “executive summary” of “streamlined disclosure of key mutual fund information” at the front of the prospectus (1998 and 2009 Form N‐1A amendments adopting releases). We believe that we have appropriately summarized the key information about each fund’s principal investment strategies in the summary section in accordance with Item 4(a) of Form N‐1A. Accordingly, we do not believe additional disclosure is needed in that section.

20)

Fidelity SAI Sustainable Emerging Markets Equity Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in equity securities of issuers in emerging markets, including equity investments that are tied economically to emerging markets, that Fidelity Management & Research Company LLC (FMR) (the Adviser) believes have proven or improving sustainability practices based on an evaluation of such issuers’ individual environmental, social, and governance (ESG) profile. Emerging markets include countries that have an emerging stock market as defined by MSCI, countries or markets with low- to- middle-income economies as classified by the World Bank, and other countries or markets with similar emerging characteristics.”

C:

The Staff requests we expressly describe the criteria the fund uses to determine investments are tied economically to an emerging market.

R:

The factors FMR considers in determining whether an investment is tied economically to a particular country or region (including emerging markets) are disclosed under the heading, “Country or Geographic Region” in the “Fund Basics” section of the prospectus:

“Country or Geographic Region.

The Adviser considers a number of factors to determine whether an investment is tied economically to a particular country or region, including: the source of government guarantees (if any); the primary trading market; the issuer’s domicile, sources of revenue, and location of assets; whether the investment is included in an index representative of a particular country or region; and whether the investment is exposed to the economic fortunes and risks of a particular country or region.”

In the fund’s SAI, we also disclose the following information, which supplements the prospectus disclosure at issue:

“Country or Geographic Region. Various factors may be considered in determining whether an investment is tied economically to a particular country or region, including: whether the investment is issued or guaranteed by a particular government or any of its agencies, political subdivisions, or instrumentalities; whether the investment has its primary trading market in a particular country or region; whether the issuer is organized under the laws of, derives at least 50% of its revenues from, or has at least 50% of its assets in a particular country or region; whether the investment is included in an index representative of a particular country or region; and whether the investment is exposed to the economic fortunes and risks of a particular country or region.”

21)

Fidelity SAI Sustainable Emerging Markets Equity Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in equity securities of issuers in emerging markets, including equity investments that are tied economically to emerging markets, that Fidelity Management & Research Company LLC (FMR) (the Adviser) believes have proven or improving sustainability practices based on an evaluation of such issuers’ individual environmental, social, and governance (ESG) profile. Emerging markets include countries that have an emerging stock market as defined by MSCI, countries or markets with low- to- middle-income economies as classified by the World Bank, and other countries or markets with similar emerging characteristics.”

C:

The Staff requests we provide more detail about similar emerging characteristics.

R:

The factors FMR considers to determine whether an investment is included within the fund’s 80% policy are disclosed in the fund’s prospectus under the heading “Country or Geographic Region” in the Fund Basics section and in the fund’s SAI, as excerpted above. We believe the existing disclosure is consistent with the requirements of Rule 35d‐1.

22)

Fidelity SAI Sustainable Emerging Markets Equity Fund and Fidelity SAI Sustainable International Equity Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

From Fidelity SAI Sustainable Emerging Markets Equity Fund:

“Geographic Concentration in China. Because the fund concentrates its investments in China, the fund’s performance is expected to be closely tied to social, political, and economic conditions in China and to be more volatile than the performance of more geographically diversified funds. The fund may obtain exposure to companies based or operated in China by investing through legal structures known as variable interest entities (VIEs). Instead of directly owning the equity securities of a Chinese company, a VIE enters into service and other contracts with the Chinese company. Although the VIE has no equity ownership of the Chinese company, the contractual arrangements permit the VIE to consolidate the

Chinese company into its financial statements. Intervention by the Chinese government with respect to VIEs could significantly affect the Chinese company’s performance and the enforceability of the VIE’s contractual arrangements with the Chinese company.”

From Fidelity SAI Sustainable International Equity Fund:

“Geographic Concentration in Japan. Because the fund concentrates its investments in Japan, the fund’s performance is expected to be closely tied to social, political, and economic conditions within Japan and to be more volatile than the performance of more geographically diversified funds.”

C:

The Staff requests we disclose strategies for Geographic Concentration in China and Japan in the “Principal Investment Strategies” section for the applicable fund.

R:

Fidelity SAI Sustainability Emerging Markets Fund does not have a principal investment strategy of investing in Chinese securities. Instead, as disclosed, the fund’s principal investment strategy is to invest at least 80% of its assets in “equity securities of issuers in emerging markets, including equity investments that are tied economically to emerging markets” that FMR believes have proven or improving sustainability practices. At times, Chinese securities may represent a sizeable portion of the emerging markets, as classified by FMR pursuant to the disclosure under “Investment Details” in the prospectus and in the SAI, excerpted above. As a result, we have included “Geographic Concentration in China” as a principal investment risk for this fund.

Similarly, Fidelity SAI Sustainable International Equity Fund does not have a principal investment strategy of investing in Japanese securities. Instead, as disclosed, the fund invests “primarily in non-U.S. securities” and allocates its assets “across different countries and regions.” At times, a sizeable portion of such securities may consist of Japanese issuers. As a result, we have included “Geographic Concentration in Japan” as a principal investment risk for this fund.

23)

Fidelity SAI Sustainable Emerging Markets Equity Fund and Fidelity SAI Sustainable International Equity Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we disclose any impact of the conflict in Ukraine or related sanctions in the “Principal Investment Risks” section in Both the “Fund Summary” and “Investment Details” sections.

R:

The funds do not intend to principally invest in securities with exposure to Ukraine. Each fund believes that the disclosure in the Principal Investment Risks section of the statutory and summary prospectus accurately describes the risks of the funds.

24)

Fidelity SAI Sustainable International Equity Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we describe specific criteria the fund will use to determine that its investments are tied to a number of countries throughout the world.

R:     We understand that the Staff takes the position that the term “international” connotes diversification among investments in a number of different countries throughout the world, and while the term “international” does not trigger application of Rule 35d−1, the Staff would expect funds using “international” in their name to invest their assets in investments that are tied economically to a number of countries throughout the world. We believe the fund’s current disclosure, which provides that FMR normally invests the fund’s assets “primarily in non-U.S. securities” and “across different countries and regions”, is consistent with the Staff’s position. The number of different countries represented by a fund’s holdings may vary from time to time. We believe the fund’s policies are consistent with the Staff’s current position on the term “international” as set forth in the Name Test Rule Adopting Release and accordingly have not modified disclosure.

Attachment 1

Fidelity SAI Sustainable Emerging Markets Equity Fund

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

Management fee	0.77%
Distribution and/or Service (12b-1) fees	None
Other expenses(a)	3.83%
Total annual operating expenses	4.60%
Fee waiver and/or expense reimbursement(b)	3.60%
Total annual operating expenses after fee waiver and/or expense reimbursement	1.00%

(a)Based on estimated amounts for the current fiscal year.

(b)Fidelity Management & Research Company LLC (FMR) has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, certain taxes, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses (including fees and expenses associated with a wholly owned subsidiary), if any, as well as non-operating expenses such as brokerage commissions and fees and expenses associated with the fund's securities lending program, if applicable), as a percentage of its average net assets, exceed 1.00% (the Expense Cap). If at any time during the current fiscal year expenses for the fund fall below the Expense Cap, FMR reserves the right to recoup through the end of the fiscal year any expenses that were reimbursed during the current fiscal year up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through February 29, 2024. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.

1 year	$102
3 years	$916

Fidelity SAI Sustainable International Equity Fund

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

Management fee	0.67%
Distribution and/or Service (12b-1) fees	None
Other expenses(a)	1.17%
Total annual operating expenses	1.84%
Fee waiver and/or expense reimbursement(b)	1.09%
Total annual operating expenses after fee waiver and/or expense reimbursement	0.75%

(a)Based on estimated amounts for the current fiscal year.

(b)Fidelity Management & Research Company LLC (FMR) has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, certain taxes, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses (including fees and expenses associated with a wholly owned subsidiary), if any, as well as non-operating expenses such as brokerage commissions and fees and expenses associated with the fund's securities lending program, if applicable), as a percentage of its average net assets, exceed 0.75% (the Expense Cap). If at any time during the current fiscal year expenses for the fund fall below the Expense Cap, FMR reserves the right to recoup through the end of the fiscal year any expenses that were reimbursed during the current fiscal year up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through February 29, 2024. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.

1 year	$77
3 years	$426

Fidelity SAI Sustainable Future Fund

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

Management fee	0.52%
Distribution and/or Service (12b-1) fees	None
Other expenses(a)	0.62%
Total annual operating expenses	1.14%
Fee waiver and/or expense reimbursement(b)	0.54%
Total annual operating expenses after fee waiver and/or expense reimbursement	0.60%

(a)Based on estimated amounts for the current fiscal year.

(b)Fidelity Management & Research Company LLC (FMR) has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, certain taxes, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses (including fees and expenses associated with a wholly owned subsidiary), if any, as well as non-operating expenses such as brokerage commissions and fees and expenses associated with the fund’s securities lending program, if applicable), as a percentage of its average net assets, exceed 0.60% (the Expense Cap). If at any time during the current fiscal year expenses for the fund fall below the Expense Cap, FMR reserves the right to recoup through the end of the fiscal year any expenses that were reimbursed during the current fiscal year up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through September 30,2023. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.

1 year	$61
3 years	$285

Fidelity SAI Sustainable Sector Fund

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

Management fee	0.42%
Distribution and/or Service (12b-1) fees	None
Other expenses(a)	0.31%
Total annual operating expenses	0.73%
Fee waiver and/or expense reimbursement(b)	0.23%
Total annual operating expenses after fee waiver and/or expense reimbursement	0.50%

(a)Based on estimated amounts for the current fiscal year.

(b)Fidelity Management & Research Company LLC (FMR) has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, certain taxes, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses (including fees and expenses associated with a wholly owned subsidiary), if any, as well as non-operating expenses such as brokerage commissions and fees and expenses associated with the fund’s securities lending program, if applicable), as a percentage of its average net assets, exceed 0.50% (the Expense Cap). If at any time during the current fiscal year expenses for the fund fall below the Expense Cap, FMR reserves the right to recoup through the end of the fiscal year any expenses that were reimbursed during the current fiscal year up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through September 30,2023. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.

1 year	$51
3 years	$200

Fidelity SAI Sustainable U.S. Equity Fund

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

Management fee	0.52%
Distribution and/or Service (12b-1) fees	None
Other expenses(a)	0.47%
Total annual operating expenses	0.99%
Fee waiver and/or expense reimbursement(b)	0.39%
Total annual operating expenses after fee waiver and/or expense reimbursement	0.60%

(a)Based on estimated amounts for the current fiscal year.

(b)Fidelity Management & Research Company LLC (FMR) has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, certain taxes, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses (including fees and expenses associated with a wholly owned subsidiary), if any, as well as non-operating expenses such as brokerage commissions and fees and expenses associated with the fund's securities lending program, if applicable), as a percentage of its average net assets, exceed 0.60% (the Expense Cap). If at any time during the current fiscal year expenses for the fund fall below the Expense Cap, FMR reserves the right to recoup through the end of the fiscal year any expenses that were reimbursed during the current fiscal year up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through September 30, 2023. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.

1 year	$61
3 years	$259